Mail Stop 4561

January 29, 2010

Rami Hadar, Chief Executive Officer
Allot Communications Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240 Israel

> **Re:** **Allot Communications Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **File No. 001-33129**

Dear Mr. Hadar:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief